PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. reports second quarter results and recent corporate highlights

Laval, Québec, CANADA – January 14th, 2008 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today announced operational and financial results for the fiscal 2008 second quarter and six-month period ended November 30, 2007. The Company reviewed recent corporate highlights.

Total revenue for the three-month period ended November 30, 2007 was $2,169,000 compared to $1,947,000 for the same period in the preceding fiscal year, representing an increase of 11%.

In the second quarter ended November 30, 2007, the Company recorded an EBITDA of $70,000 compared to $546,000 for the second quarter ended November 30, 2006 generating a loss of $1,563,000, compared to a loss of $448,000 for the same period of last year. This increased loss is mainly due to the American dollar devaluation and Sarbanes-Oxley compliance costs, as well as communications and investor relations expenses following the recent NASDAQ listing. Excluding non-monetary stock-based compensation expenses, Neptune would have realized a loss of $366,000 in the second quarter ended November 30, 2007.

Total revenue for the six-month period ended November 30, 2007 was $4,254,000, compared to $3,499,000 for the same period ended November 30, 2006, representing an increase of 22%. For the same period, EBITDA decreased to $402,000 compared to $849,000 in the corresponding six-month period of the preceding fiscal year generating a loss of $2,615,000 for the six-month period ended November 30, 2007. Excluding non-monetary stock-based compensation expenses, Neptune would have realized a loss of $344,000 for this period.

“Sales have grown 11% in the second quarter and 22% in the first six months demonstrating sustained growth. Indeed, Neptune increased its sales volume beyond that to an estimated 28 % for the second quarter and 36% for the first six months compared to the same periods last year. The increased sales volume is not fully reflected in the increase in total revenues, because of the effect of the recent devaluation in the American dollar on Canadian exporters such as Neptune,” stated André Godin, VP, Finance and Administration of Neptune. “The non-monetary stock-based compensation expenses accounted for are inversely aligned with the actual benefit to the holder. Furthermore, most of the expenses generating the additional loss should be non-recurring,” he commented.

“Neptune continues to execute its business strategy in the growing health and wellness market as evidenced by the following Corporate Highlights. One of our main objectives is to continue to build and increase our presence in the functional and medical food market in collaboration with leading international partners,” stated Henri Harland, President and Chief Executive Officer of Neptune. “On the pharmaceutical side, we aim to fully exploit the pharmaceutical applications of our products, and we are actively pursuing our action plan, which will lead Neptune, likely with a partner, to its next target.”

Corporate Highlights

During the first half of fiscal year 2008, Neptune has reported following corporate highlights:

Signed exclusive distribution agreement with AZPA International Inc. for Australia and New Zealand

The nationwide product launch of Neptune Krill Oil (NKO®) in Australia and New Zealand, emphasizing the product’s cardiovascular and joint health benefits, is scheduled for February 2008. AZPA International, a leading supplier to the pharmaceutical, nutritional health and cosmetics industries, has joined forces with PharmaLink, a leading provider of complementary and over-the-counter medicines in the Asia-Pacific region.

Complementary Medicine approval in Australia for NKO® obtained

The Therapeutic Goods Administration (TGA) in Australia provided notification that Neptune Krill Oil (NKO®) has obtained approval as a complementary medicine allowing immediate commercialization in Australia, hence New Zealand.

Agreement entered with Salt Lake City based Schiff Nutrition International, Inc.

Schiff Nutrition is distributing Neptune Krill Oil under the brand name Schiff® MegaRed™ promoting cardiovascular and joint health. Schiff® MegaRed™ is currently available in a 300 mg dosage form at Costco in the U.S. nationwide.

Appointment of a New Scientific Advisory Board with Renowned Scientists

Neptune appointed a new Scientific Advisory Board to guide the company in its pharmaceutical development efforts. Dr. Steven Nissen, the Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology joined this Board to provide his expertise and pharmaceutical guidance, particularly with regard to the HDL (“good cholesterol”) clinical benefits of Neptune’s products.

Research Collaboration with Nestlé Announced

Neptune and Nestlé are jointly researching the clinical benefits of Neptune Krill Oil in undisclosed chronic conditions affecting the worldwide adult population. The clinical research and product development efforts are progressing as expected.

Strategic Alliance with Yoplait International

Neptune entered into a strategic partnership with Yoplait, a worldwide leader in the dairy industry to develop new functional fresh dairy products for worldwide commercialization. Product development and clinical study are progressing as planned.

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products with nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

About Cholesterol

Important risk factors for cardiovascular disease are abnormal levels of lipids such as triglycerides and cholesterol. Increased levels of low density lipoprotein (LDL - “bad cholesterol”) and decreased levels of high density lipoprotein (HDL - “good cholesterol”) promote plaque formation and atherosclerosis potentially leading to heart attacks. Statins are commonly used as the standard of care to decrease LDL. The $30 billion statin market includes medications such as Lipitor®, Zocor® and Crestor®. However, statins do not effectively address the unmet treatment need of raising HDL resulting in a significant market opportunity for effective and safe regimens such as offered by Neptune products.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc. Toni Rinow, Ph.D., MBA Corporate Development & Investor Relations (450) 687-2262 t.rinow@neptunebiotech.com www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.